J.P. MORGAN EXCHANGE-TRADED FUND TRUST

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

February 10, 2025

Raymond Be

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

J.P. Morgan Exchange-Traded Fund Trust (the “Trust”), on behalf of the JPMorgan

Mortgage-Backed Securities ETF, JPMorgan Fundamental Data Science Large Value ETF

and JPMorgan International Hedged Equity Laddered Overlay ETF (each a “Fund” and together, the “Funds”)

File Nos. 333-191837; 811-22903;

Post-Effective Amendment No. 462

Dear Mr. Be:

This letter is in response to the comments from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided on January 23, 2025, with respect to the filing made on December 3, 2024, related to the Funds. Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933. For your convenience, we have restated your comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in the Trust’s Registration Statement.

GENERAL

1.

Comment: Please file responses to these comments on EDGAR at least five business days prior to the effectiveness of the post-effective amendment to the Fund’s registration statement filed pursuant to Rule 485(b) (“Rule 485(b) PEA”). In addition, please email to the commenter marked copies of the revised pages to the Fund’s prospectus reflecting responses to the following comments. Please apply comments to disclosure in one section to similar disclosures throughout.

Response: We agree to take these actions prior to the effectiveness of the Funds’ Rule 485(b) PEA.

2.	Comment: Please confirm supplementally that the Funds will file a registration statement on

Form N-14 with respect to the reorganization of the each Fund’s predecessor into the applicable Fund (the “Reorganizations”).

Response: The Trust confirms that it intends to file a registration statement for the Funds on Form N-14 in connection with the Reorganizations.

3.	Comment: Supplementally confirm that the documents contained in PEA 462 will not be used until after the Reorganizations are implemented.

Response: We hereby confirm that these documents will not be used on a standalone basis until the Reorganizations are implemented. The prospectuses and statements of additional information for the Funds will, however, be incorporated into the N-14 that will be filed in connection with the Reorganizations.

4.

Comment: Please confirm that the predecessor funds’ Board has determined that the conversions are in the best interest of each Fund’s predecessor and that the predecessor fund’s shareholders’ interests won’t be diluted as a result of the Reorganization.

Response: We hereby confirm that prior to the filing of the Form N-14, the Board of the predecessor funds will have determined that the Reorganizations are in the best interest of each of the predecessor funds and that the interests of the shareholder of the predecessor funds won’t be diluted as a result of each Reorganization.

PROSPECTUS

All Funds

Fees and Expenses of the Fund

5.

Comment: Please supplementally provide us with the fee table before filing. In addition, please supplementally explain how you determined an estimate for “Other Expenses” for the first fiscal year end and why that estimate is reasonable.

Response: The completed fee tables will be updated in the filings made pursuant to Rule 485(b) and will be emailed to you prior to the effectiveness of the Rule 485(b) PEA.

The other expenses included in the fee tables were estimated by reviewing the other expenses of the predecessor mutual fund and adjusting for any fees that would not be applicable to the Fund. Any ETF specific fees that would not be in the other expenses of the predecessor mutual fund were included, and in instances where the Fund’s fees are different than those of the predecessor mutual fund, the fees were adjusted to what would be expected to be paid by the Fund.

JPMorgan Mortgage-Backed Securities ETF

What is the goal of the Fund?

6.	Comment: Please limit the Fund’s objective to “seeks to maximize total return” and move the remainder of the disclosure to the strategy section.

Response: We respectfully acknowledge your comment; however, we need to keep the Fund’s goal as is, in order to align with the current disclosure of the JPMorgan Mortgage-Backed Securities Fund’s (the predecessor fund). The predecessor fund’s objective is fundamental so the Fund’s objective needs to be the same in order to comply with Rule 17a-8 requirements.

JPMorgan Fundamental Data Science Large Value ETF

The Fund’s Main Investment Strategy

7.

Comment: We noted your statement that “The adviser continuously evaluates the efficacy of the sources of information included within the investment process, and seeks to identify new data sources that will be additive to the adviser’s forecasts and portfolio construction.” included within the Fund’s Investment Process. Please consider revised disclosure later in the prospectus to address how frequently you consider the continued validity of your models and assumptions, in addition to the data required.

Response: We have reviewed the disclosure and considered whether to address how frequently we consider the validity of our models and assumptions. We do not have a set schedule for that review; instead we consider the validity as new information becomes available and market conditions change. Therefore, the disclosure will be revised as follows:

The adviser regularly ~~continuously~~ evaluates the efficacy of the sources of information included within the investment process, and seeks to identify new data sources that will be additive to the adviser’s forecasts and portfolio construction, assessing the validity of its models and assumptions as new information becomes available and market conditions change.

JPMorgan International Hedged Equity Laddered Overlay ETF

8.

Comment: Disclosure in the Fund’s Investment Process states that “The adviser utilizes proprietary research, risk management techniques and individual security selection in constructing the Fund’s portfolio.” Clarify the types of data and analysis that the Fund uses to select securities.

Response: The disclosure will be revised as follows:

Investment Process — Long Portfolio: In constructing its long portfolio, the adviser combines fundamental research with a disciplined portfolio construction process. The adviser utilizes proprietary research, risk management techniques and individual security selection in constructing the Fund’s portfolio. The adviser’s analysis includes a review of proprietary data, information self-reported by companies, data from third party vendors and internal fundamental research. In-depth, fundamental research into individual securities is conducted by research analysts who emphasize each issuer’s long-term prospects. This research allows the adviser to rank issuers within each sector group according to what it believes to be their relative value.

*  *  *  *  *

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at +1614 213 4020 or email her at elizabeth.a.davin@jpmorgan.com.

Sincerely,

/s/ Elizabeth A. Davin

Elizabeth A. Davin

Assistant Secretary

4